Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec, J0A 1B0 Canada www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

CASCADES INVESTS $13 MILLION IN VAUDREUIL AND DRUMMONDVILLE

Vaudreuil, Québec, November 28, 2014 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces the acquisition and installation of two new printing presses in its Québec plants, Norampac – Vaudreuil and Norampac – Drummondville, which specialize in manufacturing corrugated packaging products.

Charles Malo, Vice-President and Chief Operating Officer for Packaging at Norampac stated, “This major investment in Québec is part of our efforts to modernize Norampac’s and Cascades’ assets. Similar investments were made at several of Norampac’s corrugated converting plants in Ontario, and productivity at the plants increased significantly. We believe that the investments in Québec will have the same positive spin-offs, allowing us to respond more quickly to our customers’ needs, offer packaging products of greater quality, and increase our productivity.”

The Evol presses, made by Japanese company Mitsubishi, offer the latest in printing technology, including high-speed production. The investment of more than $13 million will allow the Norampac plants to increase their productivity, their versatility and the quality of their products. The new press at the Vaudreuil plant has been in operation since September 2014, and the press at the Drummondville plant was commissioned at the beginning of November.

“The new state-of-the-art equipment is part of our plan to increase our productivity and market share by focusing on strategic sectors as a means of keeping the Company on track as we move forward. Today’s gesture demonstrates the trust we are placing in the employees at the Vaudreuil and Drummondville plants. Cascades will continue to grow here, as it will in the rest of North America,” added Alain Lemaire, Cascades’ Executive Chairman of the Board.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs close to 12 000 women and men, who work in over a hundred production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

Telephone: 819 363-5164

Cell: 418 573-2348

hugo_damours@cascades.com

Investors:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

Telephone: 514-282-2697

Riko_gaudreault@cascades.com

Source:

Marc-André Dépin

President and Chief Executive Officer

Norampac, a division of Cascades Canada ULC

Website: www.cascades.com

Green by Nature Blog: blogue.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades